SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
OF 1934

Dated: May 14, 2002

	Commission file number 0-21392

	AMARIN CORPORATION PLC
	(Exact name of Registrant as Specified in its Charter)

	ENGLAND
	(Jurisdiction of Incorporation or organization of Issuer)


7 Curzon Street
London W1J 5HG, England
	(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
F.

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

[ ] Yes		[X] No
Enclosures:

Material Events

(a) Amarin Corporation plc announces Fiscal 2002
First Quarter results.





          This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   AMARIN CORPORATION PLC




                                  By:/s/Richard A B Stewart
                                     Richard A B Stewart
 		                            Chief Executive Officer





Date: May 14, 2002




	Index to Exhibits

Exhibit Item					Sequentially Numbered Page

			(a) Material Event description-			5
Amarin Corporation plc
announces Fiscal 2002
First Quarter results.

















	Exhibit (a)



Contact:
Nigel Bell
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 20 7907 2444
Email: nigel.bell@amarincorp.com

AMARIN CORPORATION REPORTS FIRST-QUARTER SALES AND
EARNINGS

Revenues Advanced 165 Percent to $17.6 Million
---
Net Income Grew 34 Percent to $1.6 Million,
Diluted Earnings per ADS Increased 27 Percent to $0.14
---
First Quarter Impacted By Amortisation Expense ($0.09 per ADS)

LONDON, United Kingdom, May 14, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) today reported that total revenues grew 165 percent to $17.6 million for the first quarter ended March 31, 2002. For the quarter, net income rose 34 percent to $1.6 million and diluted earnings per American depository share (ADS) increased 27 percent to $0.14. This is compared with revenues of $6.6 million, net income of $1.2 million and diluted earnings per ADS of $0.11 for the same period a year ago.

Diluted earnings per ADS were impacted by increased amortisation expense of $1.1 million, or $0.09 per ADS, associated with the recently announced acquisition of the remaining rights to Permaxr.
As a result of exercising the Permaxr option, there will be no further exceptional amortisation charges related to the original twelve month distribution agreement. Amarin initially gained exclusive U.S. marketing, sales and distribution rights to Permaxr in May 2001.

"Our recent strategic actions have secured our neurology franchise, simplified our financial reporting and set the stage for clear expectations going forward," said Rick Stewart, chief executive officer. "In the first quarter, Amarin achieved strong growth in sales and cash flow. Our growth was driven by the continued success of Permaxr."

In the first quarter, Permaxr achieved sales of $11.8 million. The corresponding increase in direct cost of sales reflects the cost of goods associated with the Permaxr revenues. Permaxr (pergolide mesylate tablets) is a dopamine receptor agonist indicated as adjunctive therapy in the management of Parkinson's disease.

"We are very encouraged by evidence of growth in new prescriptions for Permaxr among high-prescribing physicians," Mr. Stewart said.
"Acquiring the remaining rights to Permaxr now permits Amarin to better manage the product's life cycle."

For the quarter, increased selling, general and administrative expense resulted primarily from the expansion of Amarin's sales and marketing infrastructure in the U.S. and the launch of the Company's U.S. neurology sales force. The increase in research and development expense reflected, in part, new development projects undertaken in Sweden by Amarin
Development AB.

"Through the acquisition of Permaxr and the creation of a specialty sales force, we have established a solid foundation upon which to build our neurology franchise," Mr. Stewart said. "The potential approval and launch of ZelaparT will expand our presence in this important therapeutic category and permit us to better leverage our new sales and marketing infrastructure."
 ZelaparT (Zydisr selegiline tablets), an MAO-B inhibitor, is a potential treatment for Parkinson's disease. A New Drug Application for ZelaparT is expected to be filed with the U.S. Food and Drug Administration in the first half of 2002.

In other recent developments, Amarin Corporation:

?	exercised its purchase option to acquire the remaining rights from Elan
Pharmaceuticals, Inc. to be the exclusive licensee for Permaxr in the U.S.;
?	announced the conversion of 2,129,819 shares of its convertible preference stock into 21,298,190 shares of Amarin ordinary stock (equivalent to
2,129,819 American depository shares) by Elan International Services, Ltd., a subsidiary of Elan Corporation plc.;
?	established a strategic technology partnership with NanoCarrier Company,
Ltd., Chiba, Japan, to develop novel controlled release technologies for use in pharmaceutical products; and
?	strengthened senior management by recruiting and appointing Jonathan S.
Lamb as general counsel and company secretary.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs. For press release and other Company information, visit our website at http://www.amarincorp.com.

Amarin Development AB, based in Malmo, Sweden, is a wholly owned subsidiary of Amarin Corporation. It is dedicated to the research and development of advanced controlled release and site-specific technology solutions to create improved outcome formulations of both new and existing drugs.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialisation, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2001 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The company assumes no obligation to update information on its expectations.


                           Amarin Corporation plc

             Period Ended 31 March 2002 Selected Data (UK GAAP -  UNAUDITED)




                 INCOME STATEMENT                       Three months ended

						    			      31 March



                                                         2001        2002

                                                        $'000        $'000

        REVENUE
	     Licensing & Development Fees		          257 	   1,079

	     Royalties & Product Sales			  5,249       16,528

	     Revenues from discontinued business		  1,136          -

	     Total Revenues					  6,642       17,607


      OPERATING EXPENSES
	      Direct Costs 		                    1,706        6,385
	      Research & Development		       	    807        1,330
	      Selling, General & Administrative    	  1,679        6,095
	      Operating expenses from
                  discontinued business	                928            5
	      Amortisation of intangible fixed assets	    562        1,670
	      Total Expenses				        5,682       15,485

      OPERATING INCOME from continuing business	          752 	   2,127
      OPERATING INCOME/(LOSS) from discontinued business  208 	      (5)

  	  Interest & Investment income received/(paid)(net) 295 	    (379)
	  Foreign exchange (loss)				      -   	    (147)

      INCOME BEFORE TAXES 					   1,255        1,596
	   Income Taxes paid/(recovered)			       1 	      (63)
	   Dividends payable				            45 	       43

      NET INCOME FOR PERIOD 					    1,209        1,616


      EARNINGS BEFORE INTEREST, TAX,                      __________________
        DEPRECIATION and AMORTISATION		          1,601        3,776

	WEIGHTED AVERAGE

      NUMBER OF DILUTED SHARES -Thousands			   109,540      118,149


      INCOME PER AMERICAN DEPOSITORY SHARE (ADS)

           From continuing business			 	   0.09	     0.14

           From discontinued business			   0.02

           From net income					   0.11	     0.14

      (The company's ratio of ADS's to ordinary shares is 1:10)


		SELECTED BALANCE SHEET DATA				$'000

		Working capital (inc short term debt)		(23,224)
		Cash 				                         16,562
		Accounts receivable				       15,266
		Total assets				            128,775
		Long-term obligations: 				      (30,076)
		Stockholders' equity 				       31,343

All figures are in round thousands except 'Income/(loss) per ADS


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